EXHIBIT 99.1

NewsRelease

Keystone’s Cushing Extension Begins Deliveries to Oklahoma

CALGARY, Alberta – February 8, 2011 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced the second phase of the US$12 billion Keystone Pipeline system has begun commercial deliveries of crude oil to Cushing, Oklahoma. The second phase is a new, 480-kilometre (298-mile) extension from Steele City, Nebraska to Cushing, Oklahoma  and an increase in Keystone’s nominal capacity to 591,000 barrels per day (Bbl/d), of which 530,000 Bbl/d is contracted.

“This is a significant development for TransCanada as the Keystone pipeline will play an important role in linking a secure and growing supply of Canadian crude oil with America’s largest refining markets, greatly improving North American energy security,” says Russ Girling, TransCanada president and chief executive officer.

The next phase of expansion for the Keystone Pipeline system is the proposed U.S. Gulf Coast Expansion (Keystone XL) project.  Keystone XL, which has received strong support from American business, labour organizations and legislators, will help reduce America’s dependence on crude oil from Venezuela and the Middle East by up to 40 per cent and provide U.S. Gulf Coast refineries with increased access to Canadian oil.  Keystone XL will also create 20,000 high-paying jobs for American families and inject $20 billion into the U.S. economy.

The Keystone XL project is a 2,673-kilometre (1,661-mile), 36-inch crude oil pipeline that will begin at Hardisty, Alberta and extend southeast through Saskatchewan, Montana, South Dakota and Nebraska. The pipeline will then continue on through Oklahoma and Texas to delivery terminals near Port Arthur, Texas, to serve U.S. Gulf Coast refineries.

With the recent announcements of the Bakken and Cushing Marketlink projects, TransCanada has the ability to transport 250,000 Bbl/d of crude oil from Montana, North Dakota and the U.S. mid-continent to refineries in Oklahoma and the U.S. Gulf Coast and provide American producers with a competitive way to transport their crude oil.

With the Cushing extension operational, TransCanada has put into service seven major projects in the last 10 months.  The initial phase of Keystone began operations in the summer of 2010; the North Central Corridor, Groundbirch and Bison natural gas pipelines are all moving gas to market; Maine’s largest wind project – Kibby Wind – became fully operational in late October 2010; and the Halton Hills Generating Station in Ontario began producing power in the fall of 2010.

TransCanada will continue bringing large-scale projects into service in the coming months including the Coolidge Generating Station in Arizona and the Guadalajara natural gas pipeline in Mexico.

To view a map of the proposed pipeline route and obtain other information about the pipeline, please visit the project web page at www.transcanada.com/keystone.html

Images and video depicting the various stages of the pipelines construction are available at www.transcanada.com/mediacentre.html

With more than 50 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada’s network of wholly owned natural gas pipelines extends more than 60,000 kilometres (37,000 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent’s largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, over 10,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America’s largest oil delivery systems. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com

TransCanada Forward-Looking Information

This news release may contain certain information that is forward looking and is subject to important risks and uncertainties. The words "anticipate", "expect", "believe", "may", "should", "estimate", "project", "outlook", "forecast" or other similar words are used to identify such forward-looking information. Forward-looking statements in this document are intended to provide TransCanada securityholders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future financial and operations plans and outlook.  Forward-looking statements in this document may include, among others, statements regarding the anticipated business prospects and financial performance of TransCanada and its subsidiaries, expectations or projections about the future, and strategies and goals for growth and expansion. All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among others, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of TransCanada’s pipeline and energy assets, the availability and price of energy commodities, capacity payments, regulatory processes and decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy sectors, construction and completion of capital projects, labour, equipment and material costs, access to capital markets, interest and currency exchange rates, technological developments and the current economic conditions in North America. By its nature, forward-looking information is subject to various risks and uncertainties, which could cause TransCanada's actual results and experience to differ materially from the anticipated results or expectations expressed. Additional information on these and other factors is available in the reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission (SEC). Readers are cautioned to not place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release or otherwise, and to not use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Media Enquiries:	Terry Cunha/Shawn Howard	(403) 920-7859 (800) 608-7859
Investor & Analyst Enquiries:	David Moneta/Terry Hook/Lee Evans	(403) 920-7911 (800) 361-6522